January 27, 2025

Andrew Leaver
Chief Executive Officer
Arqit Quantum Inc.
1st Floor, 3 Orchard Place
London, SW1H 0BF United Kingdom

       Re: Arqit Quantum Inc.
           Registration Statement on Form F-3
           Filed January 17, 2025
           File No. 333-284343
Dear Andrew Leaver:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Monica Holden